Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 14 October 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the second tranche of the common share buyback program announced on 1 July 2019 (“Second Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees ($)	Consideration excluding fees (€)*
07/10/2019	NYSE	6,300	150.0640	945,403.20	860,004.73
08/10/2019	NYSE	10,500	148.3821	1,558,012.05	1,418,179.55
09/10/2019	NYSE	5,200	149.3616	776,680.32	707,294.71
10/10/2019	NYSE	9,300	149.4543	1,389,924.99	1,260,131.45
Total	—	31,300	149.2019	4,670,020.56	4,245,610.44

Since the announcement of the Second Tranche of the buyback program dated 1 July 2019 till 11 October 2019, the total invested consideration has been:

•	Euro 149,999,949.15 for No. 1,063,109 common shares purchased on the MTA (equal to the full amount of the Second Tranche to be executed on MTA as announced on 1 July 2019)

•	USD 35,573,786.22 (Euro 32,326,664.50*) for No. 233,385 common shares purchased on the NYSE resulting in total No. 8,273,528 common shares held in treasury as of 11 October 2019. As of the same date, the Company held 3.22% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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